Filing by: Thunder Bridge II Surviving Pubco, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Companies: Thunder Bridge II Surviving Pubco, Inc.

and Thunder Bridge Acquisition II, Ltd.

SEC File No.: 333-252374

indie Semiconductor Provides Merger and Business Update

•	Combination with Thunder Bridge Acquisition II on Track to Close Early Spring 2021
•	Clears Hart-Scott-Rodino Transaction Hurdle
•	Company Sees Strengthening Autotech Demand and Sustainable Order Pattern
•	Reaffirms Strong Revenue Outlook for Above Market Growth
•	Current Industry Shortage of Automotive ICs Underscores Strategic Market Opportunity

Aliso Viejo, Calif. – Feb. 23, 2021 – indie Semiconductor, an Autotech solutions innovator which is currently in the process of becoming a public company through a planned merger with Thunder Bridge Acquisition II (Nasdaq: THBR), a special purpose acquisition company, today provided a transaction timeline and business update. indie and Thunder Bridge did not receive any communication from the Federal Trade Commission (FTC) or Department of Justice (DOJ) as of the expiration of the 30-day waiting period for premerger notification filings under the Hart-Scott-Rodino (HSR) Antitrust Act. Accordingly, no additional antitrust action is needed. Further, indie and Thunder Bridge expect to file an updated Form S-4 to their original January 25, 2021 document in response to an initial round of comments recently received from the Securities and Exchange Commission. As a result, indie and Thunder Bridge expect to close the transaction in early Spring 2021, subject to the Form S-4 being declared effective and customary closing conditions, including a successful shareholder vote.

With a decade-long history of innovation, indie is at the forefront of several disruptive automotive megatrends spanning ADAS/Autonomous, Connectivity, User Experience and Vehicle Electrification. The Company’s best-in-class, mixed signal system-on-a-chip (SoC) solutions are currently on 12 Tier 1 approved vendor lists, contributing to a strategic backlog position of more than $2 billion, as previously disclosed, which indie defines as projected revenues based on existing contracts, design and pricing terms and historic production trends. According to IHS, the Company’s automotive semiconductor portfolio currently addresses a $16 billion market, which is expected to exceed $38 billion by 2025 driven by strong demand for silicon and software content in automobiles.

“Response to our merger announcement has been overwhelmingly positive amongst our existing customers, new partners and global employee base,” said Donald McClymont, indie’s co-founder, chairman and chief executive officer. “Strengthening visibility and pent-up demand in the current quarter is setting the stage for demonstrable market outperformance this year. From a longer-term perspective, the current supply shortage across the automotive semiconductor industry is underscoring the need for an additional vendor with scale who meets all key quality standards.  indie is particularly well positioned to capitalize on this enormous strategic market opportunity, especially after the completion of our planned merger with Thunder Bridge. To that end, we look forward to providing updates on our closing activities over the coming weeks.”

About indie

indie is empowering the Autotech revolution with next generation automotive semiconductors and software platforms. We focus on edge sensors for Advanced Driver Assistance Systems including LiDAR, connected car, user experience and electrification applications. These technologies represent the core underpinnings of both electric and autonomous vehicles, while the advanced user interfaces transform the in-cabin experience to mirror and seamlessly connect to the mobile platforms we rely on every day. We are an approved vendor to Tier 1 partners and our solutions can be found in marquee automotive OEMs around the world. Headquartered in Aliso Viejo, CA, indie has design centers and sales offices in Austin, TX; Boston, MA; Detroit, MI; San Francisco and San Jose, CA; Budapest, Hungary; Dresden, Germany; Edinburgh, Scotland and various locations throughout China.

Please visit us at www.indiesemi.com to learn more.

In December 2020, indie announced it entered into a definitive agreement to merge with Thunder Bridge Acquisition II, Ltd. (Nasdaq: THBR), a special purpose acquisition company. The transaction is expected to close in early Spring 2021, subject to regulatory and stockholder approvals, and other customary closing conditions. The combined company will retain the indie Semiconductor name and be listed on Nasdaq under the new ticker symbol “INDI.”

About Thunder Bridge Acquisition II, Ltd.

Thunder Bridge Acquisition II, Ltd. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In August 2019, Thunder Bridge Acquisition II consummated a $345 million initial public offering (the “IPO”) of 34.5 million units (reflecting the underwriters’ exercise of their over-allotment option in full), each unit consisting of one of the Company’s Class A ordinary shares and one-half warrant, each whole warrant enabling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share. Thunder Bridge II’s securities are quoted on the Nasdaq stock exchange under the ticker symbols THBRU, THBR and THBRW.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Thunder Bridge II filed a registration statement on Form S-4 (the “Form S-4”), which includes a proxy statement/prospectus, with the Securities and Exchange Commission (the “SEC”) on January 25, 2021, and intends to file any and all additional relevant materials and other documents, as they become available, regarding the proposed transaction with the SEC. Thunder Bridge II’s shareholders and other interested persons are advised to read, the preliminary proxy statement/prospectus, included in the Form S-4, and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about indie, Thunder Bridge II and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Thunder Bridge II will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Thunder Bridge II are urged to carefully read the entire Form S-4 and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to Thunder Bridge Acquisition II, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia, 22066, Attention: Secretary, or by calling (202) 431-0507.

Participants in the Solicitation

Thunder Bridge II and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge II is in the proxy statement/prospectus for the proposed business combination included in the Form S-4, which is available at www.sec.gov. Information about Thunder Bridge II’s directors and executive officers and their ownership of Thunder Bridge II ordinary shares is set forth in Thunder Bridge II prospectus, dated August 9, 2019 and in the proxy statement/prospectus included in the Form S-4, as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filings. Other information regarding the interests of the participants in the proxy solicitation is also disclosed in the proxy statement/prospectus included in the Form S-4 pertaining to the proposed business combination. These documents can be obtained free of charge from www.sec.gov.indie and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is disclosed in the proxy statement/prospectus included in the Form S-4 for the proposed business combination.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding indie’s industry and market sizes, future opportunities for indie and Thunder Bridge II, indie’s estimated future results and the proposed business combination between Thunder Bridge II and indie, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge II’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge II’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge II shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the automobile or semiconductor markets in which indie competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that indie may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that indie may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge II’s final prospectus, dated August 9, 2019, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge II’s other filings with the SEC. Indie cautions that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge II and indie or the date of such information in the case of information from persons other than Thunder Bridge II or indie, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding indie’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Media Relations:

Pilar Barrigas

949-608-0854

media@indiesemi.com

Investor Relations:

ir@indiesemi.com